BRITISH AMERICAN TOBACCO



03037649

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

GC/KC/1000211309

28 October 2003

FILE No.
82 • 33

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

SUPPL



Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the announcements that were filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully


PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: 3rd Quarter Results Announcement
R J Reynolds and Brown & Williamson to Combine US Businesses

news release

For immediate release: Monday, 27 October 2003

R. J. Reynolds and Brown & Williamson to Combine US Businesses

- Agreements signed to combine R. J. Reynolds with the US tobacco business of Brown & Williamson ("B&W"), under a new public holding company, Reynolds American Inc., which will apply to be listed on the New York Stock Exchange
- British American Tobacco and the current shareholders of R. J. Reynolds will receive 42 per cent and 58 per cent, respectively, of the common equity in Reynolds American
- Reynolds American will acquire Lane, British American Tobacco's US smoking tobacco and cigar business, for $400 million in cash
- Creates a combined business with an enlarged brand portfolio able to compete more effectively in the challenging US operating environment
- Generates enhancement to earnings per share of R. J. Reynolds and British American Tobacco, through expected annual synergies of over $500 million
- Increases British American Tobacco's cash flow in the first full year following completion, taking into account a commitment from the management of Reynolds American to recommend a dividend payout of 75 per cent of net income
- B&W to transfer to Reynolds American all Master Settlement Agreement liabilities and the corresponding cash balance, which averages $750 million over the course of the year
- B&W to be indemnified for all existing and any future litigation relating to its US business
- Andrew Schindler, currently Chairman and CEO of R. J. Reynolds, to become Chairman of Reynolds American. Susan Ivey, currently CEO of B&W, to become CEO of Reynolds American. British American Tobacco to appoint five of the remaining 11 Directors of Reynolds American
- British American Tobacco has agreed not to increase its shareholding in Reynolds American above 42 per cent for 10 years following completion of the transaction and has agreed to normal restrictions on the timing and quantum of any sale of Reynolds American shares
- Through this combination, British American Tobacco remains firmly committed to the US market

Commenting on the proposed transaction, Andrew Schindler, Chairman and CEO of R. J. Reynolds, said: "This agreement marks a milestone for both companies. The combination of these companies will enable us to achieve tremendous efficiencies, and will greatly enhance our ability to compete effectively in the US market. The combination is expected to be accretive to earnings and provide outstanding value and return to shareholders. R. J. Reynolds and British American Tobacco recognise the mutual benefits of this combination and share a strong desire to complete the deal."

Cont/d

Martin Broughton, Chairman of British American Tobacco, said: "This exciting combination makes both strategic and financial sense. This merger will improve our competitive position in the most important cigarette market in the world. It gives the Group a 42 per cent share in a stronger and more sustainable business with an enhanced brand portfolio. We believe that the merger is the best way to achieve our long-term strategic ambitions in the US market, while improving both our earnings per share and our cash flow in the first full year following completion."

Enquiries

British American Tobacco
Ralph Edmondson, Head of Investor Relations +44 20 7845 1180
David Betteridge, Press Relations Manager +44 20 7845 2888

Goldman, Sachs & Co.
James Del Favero +1 212 902 1000
Joseph Gatto +1 212 902 1000

Goldman Sachs International
Karen Cook +44 20 7774 1000
Nick Reid +44 20 7774 1000

Lazard
Nicholas Jones +44 20 7187 2000
Sarah Hedger +44 20 7187 2000

Cazenove & Co.
David Mayhew +44 20 7588 2828
Christopher Smith +44 20 7588 2828

Credit Suisse First Boston (Europe Ltd)
Charles Kirwan-Taylor +44 20 7888 8888
Richard Crawley +44 20 7888 8888

There will be a joint analyst, investor and media presentation in London at 9.30 am GMT (4.30 am EST) on Tuesday 28 October 2003 at British American Tobacco, Globe House, 4 Temple Place, London, WC2R 2PG with a web-casting facility (listen only) on British American Tobacco's website (www.bat.com). There will also be a dial-in conference call facility (listen only) for the 9.30 am GMT (4.30 am EST) presentation; dial-in details are as follows:

UK: 020 7081 9339 (password: BAT)
US/International: +44 20 7081 9339 (password: BAT)

A playback facility for this presentation will be available from 1.00 pm GMT onwards for 48 hours on Tel: +44 1296 618 704 (pass code: 720 106).

A US dial-in conference call will take place at 13.30 pm GMT (8.30 am EST); dial-in details are as follows:

US: 800 362 0574 (password: BAT)
UK/International: Dial in via the International Operator, on the same number

A playback facility for this presentation will be available until 1 November 2003 on Tel: 800 934 7855.

A recording of both presentations will be accessible through www.bat.com.

An interview with Martin Broughton, Chairman of British American Tobacco, is available in video, audio and text on www.bat.com or www.cantos.com.

British American Tobacco's quarterly results for the nine months to 30 September 2003 will also be presented at the joint analyst, investor and media presentation.

27 October 2003

R. J. Reynolds and Brown & Williamson to Combine US Businesses

Overview

R. J. Reynolds Tobacco Holdings, Inc. ("R. J. Reynolds") and British American Tobacco p.l.c. ("British American Tobacco" or, with its affiliates, the "Group") announce that definitive terms have been agreed to combine R. J. Reynolds with the US assets and liabilities of Brown & Williamson Tobacco Corporation ("B&W's US Business" and "B&W", respectively), British American Tobacco's 100 per cent owned subsidiary (the "Combination").

Under the terms of the Combination, R. J. Reynolds and B&W's US Business will be combined under a new public holding company, Reynolds American Inc. ("Reynolds American"). R. J. Reynolds' existing shareholders will receive 58 per cent of the common stock of Reynolds American, with British American Tobacco receiving 42 per cent, valuing B&W's US Business at approximately $2.6 billion on the basis of R. J. Reynolds' current market capitalisation of approximately $3.6 billion. In addition, the Group will sell Lane, its US smoking tobacco and cigars business, to Reynolds American, for $400 million in cash (together with the Combination, the "Transactions"). The Transactions are expected to be tax free to the Group and to R. J. Reynolds' shareholders.

Completion of the Transactions is conditional upon receiving anti-trust clearance, approval from R. J. Reynolds' shareholders and satisfactory Internal Revenue Service rulings.

Reasons for the Transactions

The combination of R. J. Reynolds and B&W's US Business will consolidate the second and third largest US tobacco companies. It will create a business with a combined market share in excess of 30 per cent in the US, the world's most profitable cigarette market. The Boards of R. J. Reynolds and British American Tobacco believe that the scale of this enlarged business and its combined management strength create a platform from which to compete more effectively in the challenging US operating environment. The combined brand portfolio will include Camel, Doral, GPC, Kool, Misty, Pall Mall, Salem and Winston. It is planned that Reynolds American's headquarters and operations will be consolidated in Winston-Salem, North Carolina.

In 2002, the enlarged group would have had combined sales of approximately $10 billion and US volumes of approximately 135 billion cigarettes.

The combined businesses are expected to generate annual cost synergies of over $500 million, which should be fully realised within 18-24 months of closing, principally from sales, distribution, administration and manufacturing. These savings are incremental to those recently announced by R. J. Reynolds in its restructuring plan.

Management and Governance of the Enlarged Group

Andrew Schindler, currently Chairman and CEO of R. J. Reynolds, will become Executive Chairman of Reynolds American for a six month period after closing and will then serve as Non-Executive Chairman. Susan Ivey, currently President and CEO of B&W, will become President and CEO. The Board will comprise 13 Directors including the Chairman and the CEO. Under the terms of the governance arrangements, the Group will designate for nomination 5 of the remaining 11 directors and will ensure that at least 3 of its nominated Directors are independent.

Structure of the Combination

The Combination will be effected through the creation of a new holding company, Reynolds American, which will apply to be listed on the New York Stock Exchange. B&W's US Business will be combined with R. J. Reynolds Tobacco, a subsidiary of R. J. Reynolds.

Through B&W, the Group will receive Reynolds American shares representing 42 per cent of Reynolds American's fully diluted share capital at the time of closing, as consideration for B&W's US Business. R. J. Reynolds' existing shareholders and optionholders will receive shares and options in Reynolds American representing 58 per cent of Reynolds American's fully diluted share capital at the time of closing.

In addition, the Group will receive $400 million in cash in consideration for the sale of Lane, which will be used to reduce net indebtedness and for general corporate purposes. Lane will be a separate subsidiary of Reynolds American, as will Santa Fe Natural Tobacco Company, Inc.

British American Tobacco will enter into a standstill agreement with Reynolds American, which will prevent the Group from increasing its shareholding in Reynolds American above 42 per cent for 10 years following completion of the Combination and the Group will be restricted in its ability to sell shares, reflecting the long-term nature of its investment.

R. J. Reynolds Tobacco will indemnify B&W for all existing and any future litigation relating to the US tobacco business. Reynolds American's rights to the Group's international brands will be restricted to the US market but Reynolds American will enter into a five year contract manufacturing arrangement for the supply of the Group's international brands to Japan and various other markets.

Financial Effects of the Combination

B&W has recently faced increased competition and the outlook for the next two to three years continues to be uncertain and challenging. The Transactions are expected to be at least 4 per cent enhancing to British American Tobacco's earnings per share in the first full year following completion, with increased positive contributions thereafter.

The management of R. J. Reynolds is currently committed to a dividend of US$3.80 per share. The designated management of Reynolds American has committed to recommend to the Board of Reynolds American a dividend of 75 per cent of its net income. Consequently, British American Tobacco expects that by 2005 the dividends received from Reynolds American will exceed the net cash flow that B&W's US Business would have contributed to the Group as a stand-alone business. The Group's 42 per cent shareholding is likely to preclude substantial share repurchase programmes by Reynolds American.

British American Tobacco's consolidated cash balances have historically included cash that is held to meet payments under the Master Settlement Agreement ("MSA"). At closing, B&W will be transferring all MSA liabilities and the corresponding cash balance associated with them to Reynolds American. The cash balance fluctuates during the year, but averages approximately $750 million. The Group will receive $400 million cash consideration for the sale of Lane.

British American Tobacco will equity account for its investment in Reynolds American as an associate.

Timetable

The Transactions are conditional upon obtaining anti-trust clearance, the appropriate rulings from the Internal Revenue Service and the approval of R. J. Reynolds' shareholders. R. J. Reynolds and B&W have agreed appropriate contractual commitments to complete the Transactions and it is expected that this should be achieved by mid-2004. The Transactions are inter-conditional and will complete simultaneously.

Notes

- British American Tobacco is the world's most international tobacco group and the second largest stock market-listed tobacco group by global market share. It currently has some 85 factories in 66 countries and in 2002 sold 777 billion cigarettes. Including associated companies, the Group employs more than 85,000 people world-wide. Its headquarters are in London.

- The Group has a global market share of almost 15 per cent and more than 300 brands including international brands such as Lucky Strike, Kent, Dunhill and Pall Mall.

- B&W is the third largest cigarette manufacturer and marketer in the US. It is a 100 per cent subsidiary of British American Tobacco. As at 31 December 2002, B&W's US Business had net assets, on the basis of UK GAAP, of $631 million. In the twelve months to 31 December 2002, B&W's US Business generated profits before interest and taxation, on the basis of UK GAAP, of $598 million ($325 million in the nine months to 30 September 2003, before non-recurring items).

- Lane manufactures several smoking tobacco, cigar, and pipe tobacco brands. It is a 100 per cent subsidiary of British American Tobacco. As at 31 December 2002, Lane had net assets, on the basis of UK GAAP, of $45 million. In the twelve months to 31 December 2002, Lane generated profits before interest and taxation, on the basis of UK GAAP, of $39 million ($27 million in the nine months to 30 September 2003).

- R. J. Reynolds is the parent company of R. J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R. J. Reynolds Tobacco Company, which is the second-largest tobacco company in the United States, has a product line which includes Camel, Doral, Salem and Winston. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both in the US and internationally. As at 31 December 2002, R. J. Reynolds had net assets, on the basis of US GAAP, of $6,716 million. In the twelve months to 31 December 2002, R. J. Reynolds generated profits before taxation, on the basis of US GAAP, of $683 million, after deducting $224 million of restructuring and asset impairment charges.

This press release, which has been prepared by and is the sole responsibility of British American Tobacco, has been issued by British American Tobacco and has been approved by Goldman Sachs International, Lazard and Cazenove & Co. solely for the purposes of section 21 (2)(b) of the Financial Services and Markets Act 2000.

Goldman Sachs International, Lazard and Cazenove & Co. which are regulated in the UK by the Financial Services Authority, are acting exclusively for British American Tobacco in connection with the Transactions and will not be responsible to anyone other than British American Tobacco for providing the protections afforded to customers of Goldman Sachs International, Lazard and Cazenove & Co. nor for providing advice in relation to the Transactions.

Some of the statements herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including any statements about satisfying the closing conditions to the proposed transaction. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties and other facts that may cause actual results, performance or achievements of British American Tobacco and its affiliates to be materially different from those expected or anticipated in the forward-looking statements. Any such forward-looking statements are based upon British American Tobacco's current expectations and assumptions, which may be affected by a number of factors, including those discussed above. The following factors are among those that may cause actual results to materially differ from those expected: the approval of the proposed transactions by R. J. Reynolds' shareholders; receipt and timing of various regulatory approvals; the satisfaction of closing conditions; the timing of the closing of the proposed transactions; the volume of products sold by British American Tobacco and the price at which such products are sold; and government regulations limiting its ability to sell its products. British American Tobacco has no responsibility to (and disclaims an intention to) update the forward-looking statements contained herein to reflect events or circumstances occurring after the date hereof.

Reynolds American, the holding company to be formed in the proposed transaction, intends to file a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by R. J. Reynolds and Reynolds American with the SEC at the SEC's website at www.sec.gov. Free copies of the prospectus/proxy statement (when it becomes available), as well as the other documents filed with the SEC by R. J. Reynolds and Reynolds American, may also be obtained from R. J. Reynolds by directing a request to R. J. Reynolds at P.O. Box 2866 Winston-Salem, NC 27102-2866, USA or on R. J. Reynolds' website, www.rjrholdings.com.

BRITISH AMERICAN TOBACCO

www.bat.com

news release

QUARTERLY REPORT TO 30 SEPTEMBER 2003 28 October 2003

SUMMARY

NINE MONTHS RESULTS	2003	2002	Change
Operating profit pre-goodwill amortisation and exceptionals	£2,115m	£2,045m	+3%
Pre-tax profit	£1,293m	£1,620m	-20%
Adjusted earnings per share	51.47p	49.15p	+5%

- Group operating profit, excluding goodwill amortisation and exceptional items, was 3 per cent higher at £2,115 million, with higher contributions from all regions except America-Pacific. At comparable rates of exchange operating profit was also up 3 per cent.

- Group volumes grew by 1 per cent to 584 billion. The four global drive brands Kent, Dunhill, Lucky Strike and Pall Mall achieved an overall growth of 13 per cent.

- Pre-tax profit was 20 per cent lower at £1,293 million and basic earnings per share fell to 24.48p (2002: 38.32p), reflecting the exceptional costs of restructuring the businesses in the UK and Canada, as well as a loss on disposal of a subsidiary.

- Adjusted diluted earnings per share at 51.47p were up 5 per cent, benefiting from higher operating profit and the impact of the share buy-back programme.

- The Group has announced the agreement to combine Brown & Williamson's (B&W) US domestic business with R.J. Reynolds (RJR) under Reynolds American, a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group will also sell Lane to Reynolds American for US$400 million in cash.

- The Chairman, Martin Broughton, commented "The Group as a whole remains very much on track and the exciting agreement with Reynolds is the best way to achieve our long-term strategic ambitions in the US, while improving both our earnings per share and our cash flow."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:

David Betteridge/Ann Tradigo/ 020 7845 2888
Teresa La Thangue

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 30 SEPTEMBER 2003

INDEX

In the first nine months, British American Tobacco's operating profit before goodwill amortisation and exceptional items rose by 3 per cent to £2,115 million, as volumes grew by 1 per cent to 584 billion cigarettes. At the pre-tax level, profit was some £327 million lower, reflecting the exceptional restructuring costs in Canada and the UK announced earlier in the year and a loss on the disposal of a subsidiary. Basic earnings per share were 24.48p compared to 38.32p in 2002.

However, adjusted diluted earnings per share grew 5 per cent to 51.47p, as higher operating profit and the benefit from the share buy-back programme more than offset the increases in net interest paid and minorities. The Group has now bought back 84 million shares so far this year at a cost of £533 million, improving earnings per share by 1 per cent and the programme will resume shortly.

We have just announced the agreement to combine Brown & Williamson's (B&W) US domestic business with R.J. Reynolds in a new holding company, Reynolds American Inc. Reynolds American's shares will be allocated 58 per cent to the former R.J. Reynolds shareholders and 42 per cent to the Group through B&W. In addition, the Group will sell Lane, the company operating the Smoking Tobacco and Cigars business in the US, to Reynolds American for US$400m in cash. Both these proposals will be subject to anti-trust clearance, to a vote of R.J. Reynolds shareholders and to the receipt of Internal Revenue Services rulings.

The allocation of 42 per cent of Reynolds American's common stock to the Group through B&W will involve the issue to B&W of 61.6 million shares which, at the current R.J. Reynolds share price of approximately US$42.50, will be worth US$2.6bn. Reynolds American will be listed on the New York Stock Exchange and will recommend a minimum dividend payout of 75 per cent of reported net income. In addition, B&W will be provided with an indemnity for all existing and any future litigation relating to the US tobacco business.

The combined business will have an enlarged brand portfolio and be able to achieve cost reductions greatly in excess of those from either business on its own. The total annual synergy benefits are agreed to be over US$500m and these should be largely achieved during 2005. Andrew Schindler, currently Chairman and CEO of R.J. Reynolds, will be Chairman of Reynolds American, with B&W's Susan Ivey becoming CEO.

This exciting combination makes both strategic and financial sense. The merger will improve our competitive position in the most important cigarette market in the world. It gives the Group a 42 per cent share in a stronger and more sustainable business with an enlarged brand portfolio.

Returning to the results, every region contributed to the growth in operating profit except for America-Pacific, where the strong profit increases in Canada, Japan and South Korea were unable to compensate for the very difficult trading conditions in the US market and the impact of exchange rate movements. To improve profit in Latin America, despite the difficult economic conditions in many countries as well as the impact of currency devaluations, is no mean feat.

In Asia-Pacific, the performances in Australia, Malaysia and from the associated companies in India stand out while, in Africa and Middle East, the continuing success in South Africa and excellent results from Nigeria following the move to local manufacturing, are real highlights. The 7 per cent volume growth in Europe is particularly encouraging and achieving an almost 33 per cent market share in Moscow is quite outstanding.

The Group's four global drive brands, Kent, Dunhill, Lucky Strike and Pall Mall have grown by 13 per cent, with the star performer being Pall Mall, over 30 per cent ahead of last year. Kent and Dunhill have maintained their strong growth, while Lucky Strike is looking more stable, with signs of improvement coming from France and Japan and a positive launch of Lucky Strike Silver in Germany.

Our second Social Report, published at the time of the interim results and containing the Group's Statement of Business Principles, has been generally well received. British American Tobacco was re-selected for the 2004 Dow Jones Sustainability World Index, remaining the only tobacco company (other than our Malaysian subsidiary) in the index. The Group scored 100 per cent in social reporting, environmental reporting and the management of fuels for tobacco curing. We have also won the Stakeholder Communications category in the new PricewaterhouseCoopers building public trust awards.

At the end of the quarter, the Group irrevocably transferred Flintkote, a US subsidiary facing claims and suits alleging significant damages from exposure to asbestos, to a trust, resulting in a loss on disposal of £62 million. Flintkote was acquired by Imasco, the holding company for the Group's interests in Canada, in 1986. All the claims relate to businesses which ceased operating in the early 1970s. Since 1986, Flintkote, a separate legal entity, has also been operated as an entirely independent business and is in no way integrated with any of the Group's other businesses. The transfer does not affect the position of claimants. As a result of the transfer, the Group's financial statements will no longer have to include Flintkote's results and its litigation related issues.

The Group as a whole remains very much on track and the exciting agreement with Reynolds is the best way to achieve our long-term strategic ambitions in the US, while improving both our earnings per share and our cash flow.

MARTIN BROUGHTON

Group operating profit, excluding goodwill amortisation and exceptional items set out on page 13, was 3 per cent higher at £2,115 million, with higher contributions from all regions except America-Pacific. The strengthening of the euro and South African rand for the year to date, compared to last year, offset the continued weakness of the US dollar and currency devaluations in Latin America. The growth in profit at comparable rates of exchange would have been similar.

Group volumes grew by 1 per cent from 579 billion to 584 billion, with the four global drive brands Kent, Dunhill, Lucky Strike and Pall Mall, continuing their strong performance and showing an overall growth of 13 per cent. This was achieved by the outstanding performance of Pall Mall, supported with strong growth from Kent and Dunhill, while Lucky Strike stabilised its position.

Profit from the **America-Pacific** region was £728 million, down £30 million from last year, as the impact of very difficult trading conditions continuing in the US cigarette business and exchange rate movements were only partly offset by strong profit increases from Canada, Japan and South Korea. Volumes in the region were down 4 per cent to 77 billion as the impact of lower industry volumes in Canada and the US more than offset the increased volumes from Japan and Korea.

Imperial Tobacco Canada contributed £339 million of profit before restructuring costs, up 5 per cent from last year. This was a good result given the steep decline in industry volumes as a result of the high increases in tobacco taxes. Market share in the premium segment, where volume and margins are the highest, increased as du Maurier, the number one brand, grew share. However, the growth of illicit trade and the lower-priced segment eroded overall market share.

In the US market, industry profitability was severely affected by continued competitive pricing and promotional activities, as well as industry volumes down 7 per cent due to state excise tax increases and lower wholesale inventory levels. Brown & Williamson's contribution from its US cigarette business was £194 million, 26 per cent lower, as a result of lower volumes and lower net pricing, despite lower ongoing settlement expenses. Good share performances in the strategic brands, Kool, Pall Mall and Misty, were more than offset by the declines in non-strategic brands, mainly GPC, which resulted in the shipment share being down to 10.5 per cent.

The contribution from the US cigarette business would have been 36 per cent lower than last year without the inclusion of a benefit of £27 million in respect of the settlement of certain disputed MSA payments.

In Japan, a strong performance from Kent and growth from Kool led to higher overall market share and volumes, despite total industry volumes falling. This growth led to a much higher profit, which was further improved by increased margins following a business restructuring.

Following the smooth transition to local manufacturing in South Korea, the very strong growth of Dunhill Lights continued. Increased volumes and a record market share of 12.8 per cent resulted in a substantially higher profit.

In **Asia-Pacific,** regional profit rose by £9 million to £358 million, with outstanding performances in Australia, Malaysia, Vietnam and India, partially offset by reduced profit from Cambodia, Indonesia and duty-free. Regional volumes at 143 billion were 1 per cent lower than last year, as strong increases in Vietnam and Bangladesh were more than offset by declines from Indonesia, Cambodia and duty-free sales.

Australia delivered outstanding profit growth through higher margins, with volumes and market share both up, reflecting the performance of Dunhill and Winfield. Profits in New Zealand were higher as a result of improved margins and reduced costs, although volumes were lower.

In Malaysia, strong profit growth was achieved through higher volumes and increased efficiencies. With Dunhill volumes stable and good growth from Pall Mall, overall market share was higher.

In Vietnam, price increases and strong performances by State Express 555 and Craven 'A' resulted in a significant growth of profit and volume, with a much higher market share. In Cambodia, lower volumes seriously affected profits. The government-mandated price increases in Indonesia led to reduced volumes and profit, although the rate of decline in volumes has slowed.

In Pakistan, total volumes were higher as John Player Gold Leaf continued its strong performance but profit was down due to higher marketing costs. In Bangladesh, volumes grew with a strong performance by Benson & Hedges whilst profits were lower as the company was unable to pass on the full extent of the additional 2002 excise increase. Market share and profits improved in Sri Lanka where John Player Gold Leaf continued its strong growth. Volume from the Group's associated companies in India grew strongly and contributed to higher profits.

In **Latin America**, profit of £335 million was £19 million higher with increased contributions from many markets in the region and a first time contribution from the acquisition in Peru. The excellent regional results were achieved despite the difficult economic conditions in many of the countries and the impact of currency devaluations compared to last year, especially in Venezuela. Volumes in the region declined by 3 per cent to 110 billion primarily due to lower volumes in Brazil.

Profit in Brazil increased strongly as lower costs, coupled with price increases in 2002, were only partially offset by lower volumes and the real/sterling exchange rate devaluation. Volumes were lower as a result of the difficult economic environment, price increases which reduced the size of the legal market and competitor pricing activities.

In Mexico, although volumes were flat, profit was higher as price increases at the end of 2002 and overhead savings more than offset the exchange rate devaluation. Profit in Argentina increased with higher volumes, as well as a price increase in July enabling partial restoration of margins. In Chile, profit was higher, while volumes rose mainly driven by Belmont. In Venezuela, two price increases were not sufficient to cover the severe impact of the devaluation of the currency and an increase in VAT, resulting in a significant reduction in profit. Profit increased in Central America, despite flat volumes, as margins improved.

Excluding restructuring costs in the UK, total profit in **Europe** was up £29 million to £444 million, as lower marketing costs in the UK and significantly higher profits in Russia, Hungary and Netherlands, as well as the strengthening of the euro, more than offset lower profit from France. Regional volumes rose 7 per cent to 183 billion, with share increases from Russia, Ukraine, Italy and Romania partially offset by reduced industry volumes in France and Germany.

In Germany, all three key brands Lucky Strike, Pall Mall and Gauloises Blondes continued to grow their share. Profit was lower due to reduced margins and volumes reflecting a decline in total industry volumes following an excise related price increase in January. Volume and profits were lower in France due to intense competitive pricing and a considerable contraction in the overall market size.

In Switzerland, volume and market share remained strong with Barclay, Lucky Strike and Parisienne performing well. In Italy, following the successful repositioning of Pall Mall, both volume and market share continued to grow, with improved profits in the third quarter. Despite a slight decline in volumes, both Belgium and Netherlands increased profit due to higher margins.

In Russia, volume and profit growth continued, with the 30 key city volume share growing to a record level of 24 per cent, while market share in Moscow grew to almost 33 per cent. In Romania, volume and share growth combined with higher prices, led to improved profits with Kent continuing to lead the premium segment. Lower volumes and depressed pricing due to very competitive market conditions, led to a slight profit decline in Poland.

In Hungary, a record market share was attained despite a marginal decline in total volumes, while higher prices resulted in profit growth. The Group maintained its position as market leader in Ukraine through the sustained growth of Prilucky Osoblivy, but pricing pressure led to lower profit.

Smoking Tobacco and Cigars continued its profit growth with all product groups showing a good performance. This was especially marked in fine cut in Germany, where the Group has 30 per cent of that segment, and Belgium, as well as cigars in Belgium and Russia.

In the **Africa and Middle East** region, profit at £250 million was up by £43 million, despite the costs of continuing investments in building the business in Turkey, reflecting generally good performances and the impact of the stronger South African rand. Volumes increased by 2 per cent to 71 billion with strong growth in Nigeria and volumes from the new investment in Turkey.

South Africa showed strong profit growth, benefiting from a much stronger currency and price and mix driven margin gains, although there were cost increases and lower volumes. Peter Stuyvesant, Rothmans and Dunhill increased market share and contributed to the higher margins.

Profit in East Africa improved with increased leaf sales and higher volumes, primarily in Uganda. Profit in West Africa was ahead of last year, mainly in Nigeria, where profit benefited from strong volume growth following the opening of the new factory and an expansion of the distribution network, partly offset by increased marketing costs and overheads.

In the Middle East, profit rose as a result of the solid performance of Kent in Iran, but was reduced by the increased investment in Egypt. However, overall volume declined as a result of the weakness in US international brands in a number of markets following the Iraq war.

Non-trading items
The above results were achieved before accounting for goodwill amortisation and exceptional items described on page 13.

Group Cigarette Volumes

3 months to			9 months to		Year to
30.9.03	30.9.02		30.9.03	30.9.02	31.12.02
bns	bns		bns	bns	bns
25.8	27.4	America-Pacific	76.8	80.1	107.0
47.7	47.3	Asia-Pacific	143.5	144.8	192.5
37.3	38.0	Latin America	109.7	113.2	153.0
66.3	61.9	Europe	183.0	171.4	232.6
24.4	24.9	Africa and Middle East	71.0	69.8	92.2
201.5	199.5		584.0	579.3	777.3

GROUP RESULTS - unaudited

3 months to 30.9.03 £m	3 months to 30.9.02 £m		9 months to 30.9.03 £m	9 months to 30.9.02 £m	Year to 31.12.02 £m
		REVENUE			
6,250	5,973	Subsidiary undertakings	17,950	17,548	23,330
342	317	Share of associates and joint ventures	1,096	972	1,352
6,592	6,290		19,046	18,520	24,682
		PROFIT			
604	601	Subsidiary undertakings	1,395	1,673	2,180
		after charging:			
(21)		restructuring costs	(302)		
(101)	(95)	goodwill amortisation	(302)	(283)	(378)
46	35	Share of associates and joint ventures	116	89	123
650	636	**Total operating profit**	1,511	1,762	2,303
(62)		Loss on disposal of subsidiary	(62)		
588	636	**Profit on ordinary activities before interest**	1,449	1,762	2,303
(55)	(31)	Net interest	(153)	(137)	(184)
(1)	(3)	Share of associates' and joint ventures' net interest	(3)	(5)	(6)
532	602	**Profit before taxation**	1,293	1,620	2,113
(227)	(232)	Taxation on ordinary activities	(629)	(662)	(818)
305	370	**Profit after taxation**	664	958	1,295
(40)	(36)	Minority interests	(119)	(110)	(143)
265	334	**Profit for the period**	545	848	1,152
		Earnings per share			
12.51p	15.39p	basic	24.48p	38.32p	50.91p
11.93p	14.52p	diluted - unadjusted	24.18p	36.85p	50.10p
19.86p	18.65p	diluted - adjusted	51.47p	49.15p	66.54p

See notes on pages 12 to 16.

	3 months to 30.9.03 £m	3 months to 30.9.02 £m	9 months to 30.9.03 £m	9 months to 30.9.02 £m	Year to 31.12.02 £m
Turnover excluding duty, excise and other taxes					
America-Pacific	897	1,042	2,698	3,015	4,026
Asia-Pacific	448	437	1,321	1,337	1,792
Latin America	346	290	963	1,018	1,410
Europe	924	884	2,648	2,412	3,064
Africa and Middle East	316	305	918	837	1,087
	2,931	2,958	8,548	8,619	11,379
Operating profit					
America-Pacific	251	270	728	758	1,018
Asia-Pacific	129	132	358	349	463
Latin America	116	98	335	316	393
Europe	182	156	444	415	547
Africa and Middle East	94	75	250	207	260
	772	731	2,115	2,045	2,681
Restructuring costs	(21)		(302)		
Goodwill amortisation	(101)	(95)	(302)	(283)	(378)
	650	636	1,511	1,762	2,303
Operating profit, before goodwill amortisation and exceptionals, restated at comparable rates of exchange	760	731	2,106	2,045	2,681

Net turnover for the nine months includes £638 million (2002 £561 million) in respect of associates and joint ventures and £198 million (2002 £188 million) for the three months to 30 September 2003. The net turnover analysis is based on external sales in each region. The figures for the nine months ended 30 September 2003 and 30 September 2002 based on regional location of manufacture would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £353 million and £86 million respectively, 2002 £337 million and £136 million.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - unaudited

	9 months to 30.9.03 £m	30.9.02 £m	Year to 31.12.02 £m
Profit for the period	545	848	1,152
Differences on exchange	342	(99)	70
Total recognised gains related to the period *(below)*	887	749	1,222

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - unaudited

	9 months to 30.9.03 £m	30.9.02 £m	Year to 31.12.02 £m
Balance 1 January	5,185	4,754	4,754
Total recognised gains related to the period *(above)*	887	749	1,222
Issue of shares - share options	4	4	6
Dividends and other appropriations:			
ordinary shares	(247)	(229)	(755)
convertible redeemable preference shares	(14)	(13)	(42)
amortisation of discount on preference shares	(13)	(13)	(18)
Purchase of own shares	(518)		
Other movements	13	13	18
Balance at period end	5,297	5,265	5,185

See notes on pages 12 to 16.

The financial statements comprise the unaudited results for the nine months ended 30 September 2003 and 30 September 2002 and extracts from the audited results for the twelve months ended 31 December 2002.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable UK accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2002.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated undertakings have been translated to sterling as follows:

Profit and loss for the nine months to 30 September 2003 at the average rates for that period. The comparatives for the nine months to 30 September 2002 and the year to 31 December 2002 at the average rates for the year to 31 December 2002. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average		Closing		
	2003	2002	30.9.03	30.9.02	31.12.02
US dollar	1.612	1.504	1.661	1.573	1.610
Canadian dollar	2.302	2.361	2.242	2.495	2.543
Euro	1.449	1.581	1.427	1.591	1.534
South African rand	12.608	15.739	11.572	16.575	13.814

CHANGES IN THE GROUP

On 4 April 2003 the Group announced that it had acquired controlling interests in a number of companies in Peru, including Peru's leading tobacco company Tabacalera Nacional S.A.A. The aggregate consideration to the vendors of all the various shareholdings acquired amounts to around £140 million and is subject to adjustment. The goodwill arising on these transactions is provisionally estimated at £122 million. The companies acquired contributed £33 million of turnover and £6 million of profit in the nine months to 30 September 2003.

On 16 July 2003 the Group announced a successful bid to acquire Ente Tabacchi Italiani S.p.A., Italy's state tobacco company, for £1.63 billion. Completion of this transaction is subject to approval by the European Commission.

It was announced on 4 September 2003 that the Group successfully bid for a 67.8 per cent holding in the Serbian tobacco company Duvanska Industrija Vranje for £35 million. In addition, the Group has committed to invest £17 million in factory modernisation over two years and further amounts over five years on social programmes.

As described on page 2, the Group has announced the agreement to combine Brown & Williamson's (B&W) US domestic business with R.J. Reynolds (RJR) under Reynolds American, a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group will also sell Lane to Reynolds American for US$400 million in cash.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

RESTRUCTURING COSTS

During the second quarter of 2003 the Group announced proposals to restructure the businesses in the UK and Canada. These proposals included the closure of the Darlington factory in the UK, with manufacturing consolidated in the larger Southampton plant, and a major restructuring of the business in Canada, including the closure of the Montreal factory with production transferred to their other Canadian facilities, as well as the closure of the leaf threshing operations at Alymer, Ontario.

The results for the nine months include a charge of £302 million out of the estimated total cost for restructurings of approximately £320 million. Annualised cost savings of around £65 million are expected from 2005.

GOODWILL AMORTISATION

The amortisation charge of £302 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000. The increase in the charge mainly reflects the impact of exchange rate movements shown above.

LOSS ON DISPOSAL OF SUBSIDIARY

On 29 September 2003, a subsidiary of the Group, absolutely and irrevocably transferred to a newly created trust (the Trust) all of its rights, title and interest in and to 100 per cent of the issued and outstanding shares of The Flintkote Company (Flintkote) together with US$3 million in cash and did not receive any consideration in return. The Trust, administered by an independent trustee, has been created for the management, conservation and eventual disposition of the assets transferred to the Trust and names a medical facility active in the research and treatment of asbestos-related diseases as ultimate beneficiary. The Group will have no continuing involvement in the Trust. Since by virtue of this arrangement Flintkote is no longer a Group subsidiary, the Group has ceased to consolidate Flintkote effective 29 September 2003. The transfer resulted in a loss on disposal of £62 million.

Flintkote, a US company, was part of the acquisition of Genstar Corporation by Imasco Limited in 1986 and became a Group subsidiary following the restructuring of Imasco in 2000. Flintkote has been named, along with a large number of defendants, in numerous actions by individuals who seek damages based upon alleged exposure to asbestos products, or alleged damage to their buildings due to the presence in the buildings of certain materials containing asbestos, allegedly manufactured and/or sold by such defendants. Certain of these claims and suits allege significant damage. All claims relate to businesses which ceased active operations in the early 1970s. To date substantially all of the claim costs and legal expenses incurred in connection with these suits have been covered by insurance proceeds and this continues. However, there remain a number of factors, beyond the control of Flintkote, that could impact its future costs. Regardless of the outcome of current and potential future claims against Flintkote, in the Directors' view no future costs should accrue to the Group beyond what has already been presented in these financial statements.

NET INTEREST

Net interest rose by £14 million to £156 million, despite improved interest rates, as 2002 included interest received as a result of a reassessment of net tax payments in the US.

TAXATION

	9 months to	
	30.9.03	30.9.02
	£m	£m
British American Tobacco p.l.c. and subsidiary undertakings - overseas	589	630
Share of associates and joint ventures	40	32
	629	662
Tax rate	48.6%	40.9%

The tax rates for each period are adversely affected by goodwill amortisation and 2003 is also adversely affected by the impact of both the restructuring costs and the loss on disposal of a subsidiary. The underlying tax rate reflected in the adjusted earnings per share shown below was 34.7 per cent (2002 34.8 per cent).

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of the adjusted diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by exceptional charges and goodwill amortisation. To illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	9 months to		Year to
	30.9.03	30.9.02	31.12.02
	pence	pence	pence
Unadjusted earnings per share	24.18	36.85	50.10
Effect of restructuring costs	11.14		
Effect of goodwill amortisation	13.40	12.30	16.44
Effect of disposal of subsidiary	2.75		
Adjusted earnings per share	51.47	49.15	66.54

Similar types of adjustments would apply to basic earnings per share. For the nine months to 30 September 2003 basic earnings per share on an adjusted basis would be 53.54p (2002 51.51p) compared to unadjusted amounts of 24.48p (2002 38.32p).

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the nine months to 30 September 2003, 81.6 million shares were bought at a cost of £518 million.

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
28 October 2003